Exhibit 99.1

JD.com Announces Third Quarter 2016 Results

Beijing, China—November 15, 2016—JD.com, Inc. (NASDAQ: JD), the largest Chinese e-commerce company by revenue, today announced its unaudited financial results for the quarter ended September 30, 2016.

Third Quarter 2016 Highlights

•                                          Net revenues for the third quarter of 2016 were RMB60.7 billion (US$19.1 billion), an increase of 38% from the third quarter of 2015. Revenues from services and others, mainly from the company’s e-commerce platform business, for the third quarter of 2016 were RMB5.6 billion (US$0.8 billion), an increase of 60% from the third quarter of 2015.

•                                          Gross profit for the third quarter of 2016 was RMB9.6 billion (US$1.4 billion). Non-GAAP gross profit2 for the third quarter of 2016 was RMB9.4 billion (US$1.4 billion), an increase of 59% from RMB5.9 billion in the third quarter of 2015.

•                                          Loss from operations for the third quarter of 2016 was RMB416.2 million (US$62.4 million), compared to RMB667.2 million for the same period last year. Non-GAAP income from operations3 for the third quarter of 2016 was RMB401.0 million (US$60.1 million), as compared to non-GAAP loss from operations of RMB179.6 million in the third quarter of 2015. Non-GAAP operating margin of JD Mall4 for the third quarter of 2016 was 1.1%, compared to 0.7% for the third quarter of 2015.

•                                          EPS and Non-GAAP EPS. Net loss per ADS for the third quarter of 2016 was RMB0.64 (US$0.10), compared to RMB0.39 for the third quarter of 2015. Non-GAAP net income per ADS for the third quarter of 2016 was RMB0.20 (US$0.03), as compared to RMB0.02 in the third quarter of 2015.

1  The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the noon buying rate in The City of New York for cable transfers in RMB per US$ as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2016, which was RMB6.6685 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

2  Non-GAAP gross profit is defined as the difference of net revenues and cost of revenue excluding revenue from business cooperation arrangements with equity investees. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3  Non-GAAP income/(loss) from operations is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from income/(loss) from operations. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

4  Non-GAAP operating margin is calculated by dividing non-GAAP income/(loss) from operations by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. Non-GAAP operating margin of JD Mall is defined to exclude impact of the company’s new businesses and impact of Paipai.com from non-GAAP operating margin of the company for comparative periods. New businesses of the company include JD Finance, O2O, technology initiatives as well as overseas business (collectively, “New Businesses”).

•                                          Operating cash flow for the third quarter of 2016 was RMB6.6 billion (US$1.0 billion) inflow, compared to RMB1.4 billion outflow for the same period last year. Free cash flow5, which excludes JD Finance net originations6/(repayments) included in the operating cash flow, for the third quarter of 2016 was RMB5.4 billion (US$0.8 billion) inflow, compared to RMB0.3 billion outflow for the same period last year. Free cash flow for the trailing twelve months ended September 30, 2016 totaled RMB16.7 billion (US$2.5 billion), compared to RMB5.6 billion for the trailing twelve months ended September 30, 2015.

•                                          GMV for the third quarter of 2016 increased by 43% to RMB158.8 billion (US$23.8 billion) from the core GMV (excluding Paipai.com) of RMB111.0 billion in the third quarter of 2015. GMV excluding virtual items7 for the third quarter of 2016 totaled RMB155.6 billion (US$23.3 billion), up 47% from the third quarter of 2015.

•                                          Annual active customer accounts increased by 57% to 198.7 million in the twelve months ended September 30, 2016 from 126.9 million in the twelve months ended September 30, 2015, excluding unique customers from Paipai.com.

•                                          Fulfilled orders excluding virtual items in the third quarter of 2016 were 401.2 million, an increase of 55% from 258.1 million orders fulfilled for the core business excluding virtual items in the same period in 2015. Fulfilled orders placed through mobile accounted for approximately 79.7% of total orders fulfilled in the third quarter of 2016, an increase of more than 110% compared to the same period in 2015.

“We are delighted to announce another strong quarter of results, with solid growth in revenue and new users, as Chinese consumers increasingly prefer to shop online for high-quality products,” said Richard Liu, Chief Executive Officer of JD.com. “Long-term investment in our business model is clearly winning over the market and changing the dynamics of e-commerce in China. Looking ahead, we will continue to pursue growth while stepping up our investment in cutting-edge technologies to further enhance user experience.”

“We are very pleased to see continued market-leading growth while improving our JD Mall operating margin across all categories, and our free cash flow for the trailing twelve months reached another record high,” said Sidney Huang, JD.com’s Chief Financial Officer. “We expect further margin expansion in the years ahead as we focus on technology-driven growth initiatives and strategic investments that lay the groundwork for our long-term industry leadership.”

5  Free cash flow, a non-GAAP measurement of liquidity, is defined as operating cash flow adding back JD Finance net originations included in operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights.

6  JD Finance net originations primarily include “Jingbaobei,” “Jingxiaodai” and “JD Baitiao” that the company provides to suppliers, merchants and customers, respectively.

7  Virtual items primarily include prepaid phone cards, prepaid game cards, group buying coupons and online travel products.

Recent Business Highlights

•                      In October, JD.com and Walmart announced the launch of a Sam’s Club Flagship Store exclusively on JD.com, the Walmart Global Flagship store on JD Worldwide and two-hour delivery service from Walmart Stores in select cities through the JD Daojia app.

•                      In September, JD.com formed a strategic partnership with Toutiao, a leading Chinese online news and content distribution platform providing personalized content. As part of the partnership, the two companies will jointly explore opportunities to develop targeted and personalized marketing campaigns leveraging Toutiao’s highly-regarded data mining capabilities and JD’s sophisticated digital marketing technologies.

•                      In the third quarter, JD.com continued to help partners raise their brand awareness through its “Super Brand Day” joint marketing campaigns. The customized campaigns bring brands closer to consumers through highly effective, targeted promotions based on data-driven customer insights. Participating brands during the period included Dell, Philips, Huawei Honor and Xiaomi, as well as general merchandise brands, including Wyeth and LUOLAI.

•                      In September, JD.com and Bacardi, the world’s largest privately held spirit producer, jointly announced a strategic partnership under which JD.com will become Bacardi’s strategic e-commerce partner for its full line of products in China. As the most trusted e-commerce platform for imported liquor brands in China, JD.com has increasingly become the first choice for Chinese consumers when purchasing spirits online.

•                      In September, JD.com held a fashion show during London Fashion Week designed to raise the international profile of emerging fashion brands in China. The London show follows upon the success of similar events held in Milan and New York and demonstrates JD.com’s commitment to bridging the worlds of fashion and e-commerce through its JD Fashion platform.

•                      In the first nine months of 2016, JD Finance successfully sold over RMB8.0 billion of loans without recourse through six tranches of asset-backed securitization (ABS). Leveraging the expertise gained from its successful issuance of ABS products, in September JD Finance launched a platform providing value-added financial services to businesses with securitization demands. The platform employs several proprietary systems featuring highly effective risk analytics and asset management tools to help businesses reduce overall financing costs.

•                      In November, JD.com and ZestFinance, a U.S.-based machine learning technology company, expanded their partnership with the launch of a joint venture, ZRobot. Leveraging JD’s big data and proprietary data analysis methodology and ZestFinance’s credit-evaluation technology, ZRobot launched two products focusing on credit analysis and fraud detection for financial and non-financial institutions.

•                      During the third quarter, JD.com expanded its leadership position in fulfillment capabilities among China’s e-commerce companies. As of September 30, 2016, JD.com operated 254 warehouses with an aggregate gross floor area of approximately 5.5 million square meters. In the third quarter, over 85% of direct sales orders nationwide were delivered on the same day or the day after orders were placed.

•                      JD.com had approximately 110,000 merchants on its online marketplace and a total of 115,811 full-time employees as of September 30, 2016.

Third Quarter 2016 Financial Results

GMV and Net Revenues. GMV from the online direct sales business was RMB86.8 billion in the third quarter of 2016, up 42% from the third quarter of 2015. GMV from the online marketplace business, excluding virtual items, totaled RMB68.8 billion in the third quarter of 2016, an increase of 56% from the third quarter of 2015. GMV from electronics and home appliance products was RMB77.3 billion in the third quarter of 2016, an increase of 36% from the core GMV for the third quarter of 2015, while GMV from general merchandise and others excluding virtual items was RMB78.3 billion in the third quarter of 2016, an increase of 61% from the third quarter of 2015, and contributed over 50% of total GMV excluding virtual items, up from 46% in the third quarter of 2015.

For the third quarter of 2016, JD.com reported net revenues of RMB60.7 billion (US$9.1 billion), representing a 38% increase from the same period in 2015. Net revenues from online direct sales increased by 36%, while net revenues from services and others increased by 60% in the third quarter of 2016, as compared to the third quarter of 2015.

Cost of Revenues.  Cost of revenues increased by 34% to RMB51.1 billion (US$7.7 billion) in the third quarter of 2016 from RMB38.0 billion in the third quarter of 2015. This increase was primarily due to the growth of the company’s online direct sales business, the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers, as well as interest expenses related to JD Finance.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery and customer service expenses, increased by 48% to RMB5.1 billion (US$0.8 billion) in the third quarter of 2016 from RMB3.5 billion in the third quarter of 2015. Fulfillment expenses as a percentage of net revenues increased to 8.4% compared to 7.8% in the prior year period primarily due to the strategic expansion into the consumable product category, which has lower average order size.

Marketing Expenses.  Marketing expenses increased by 32% to RMB2.2 billion (US$0.3 billion) in the third quarter of 2016 from RMB1.7 billion in the third quarter of 2015.

Technology and Content Expenses.  Technology and content expenses increased by 65% to RMB1.5 billion (US$0.2 billion) in the third quarter of 2016 from RMB0.9 billion in the third quarter of 2015.

General and Administrative Expenses.  General and administrative expenses increased by 70% to RMB1.3 billion (US$0.2 billion) in the third quarter of 2016 from RMB0.8 billion in the third quarter of 2015, primarily due to the increased spending in various new business initiatives.

Loss from operations and Non-GAAP income from operations.  Loss from operations for the third quarter of 2016 was RMB416.2 million (US$62.4 million), compared to RMB667.2 million for the same period last year. Non-GAAP income from operations for the third quarter of 2016 was RMB401.0 million (US$60.1 million) with a margin of 0.7%, as compared to non-GAAP loss from operations of RMB179.6 million with a margin of negative 0.4% in the third quarter of 2015.

Non-GAAP operating margin of JD Mall for the third quarter of 2016 was 1.1%, compared to 0.7% for the third quarter of 2015. Non-GAAP loss from operations of New Businesses, including JD Finance, O2O, technology initiatives and overseas business, for the third quarter of 2016 was approximately RMB0.3 billion. The company deconsolidated the O2O business following its merger with Dada Nexus on April 26, 2016.

Non-GAAP EBITDA8 for the third quarter of 2016 totaled RMB932.3 million (US$139.8 million) with a Non-GAAP EBITDA margin of 1.5%, compared to 0.2% for the third quarter of 2015.

Share of results of equity investees.  Share of results of equity investees for the third quarter of 2016 was a loss of RMB469.6 million (US$70.4 million), compared to a loss of RMB68.5 million in the third quarter of 2015. The loss was primarily due to losses picked up from the company’s equity method investments in Bitauto, Tuniu and Dada.

Net Loss and Non-GAAP Net Income9.  Net loss for the third quarter of 2016 was RMB807.9 million (US$121.2 million), compared to RMB534.9 million for the same period last year. Non-GAAP net income for the third quarter of 2016 was RMB269.0 million (US$40.3 million), as compared to RMB23.0 million in the third quarter of 2015.

EPS and Non-GAAP EPS.  Net loss per ADS for the third quarter of 2016 was RMB0.64 (US$0.10), compared to RMB0.39 for the third quarter of 2015. Non-GAAP net income per ADS for the third quarter of 2016 was RMB0.20 (US$0.03), as compared to RMB0.02 in the third quarter of 2015.

Cash Flow and Working Capital

As of September 30, 2016, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB35.4 billion (US$5.3 billion). For the third quarter of 2016, free cash flow of the company was as follows:

	For the three months ended
	September 30, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	US$
	(In thousands)
Net cash provided by/(used in) operating activities	(1,402,110)	6,590,470	988,299
Add: JD Finance net originations/(repayments) included in operating cash flow	2,491,995	(176,988)	(26,541)
Less: Capital expenditures	(1,341,474)	(994,742)	(149,170)
Free cash flow in/(out)	(251,589)	5,418,740	812,588

For the nine months ended September 30, 2016, JD Finance incurred a net cash outflow of RMB25.0 billion (US$3.8 billion) in loan originations and investment activities and received a net cash inflow of RMB30.2 billion (US$4.5 billion) through financing activities. As of September 30, 2016, the ending balances of the consumer financing, business financing and supply chain financing were RMB19.7 billion (US$3.0 billion), RMB0.5 billion (US$0.1 billion) and RMB10.1 billion (US$1.5 billion), respectively.

For working capital turnover days, see table under “Supplemental Financial Information and Business Metrics.”

8    Non-GAAP EBITDA is defined as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions, and non-GAAP EBITDA margin is calculated by dividing non-GAAP EBITDA by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

9  Non-GAAP net income/(loss) is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from net income/(loss), and non-GAAP net margin is calculated by dividing non-GAAP net income/(loss) by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Recent Developments

JD Finance Reorganization

JD.com’s board of directors (the “Board”) authorized the company today to explore a possible reorganization of JD Finance, which runs JD.com’s internet finance business.  The key objectives of the reorganization are to transform JD Finance into a company with only Chinese investors as shareholders in order to facilitate its development in certain licensed financial service businesses in China, and to take advantage of the liquidity provided by the Chinese capital market.

It is currently contemplated that JD.com will dispose of all its equity stake in JD Finance so that JD.com will hold neither legal ownership nor effective control of JD Finance. JD.com will enter into a series of sales, license and business cooperation agreements, through which JD.com will be able to receive cash from investors at fair market value and 40% of the pre-tax profit of JD Finance when JD Finance has a positive pre-tax income on a cumulative basis. In addition, JD.com will be entitled to convert its rights with respect to JD Finance into 40% of JD Finance’s equity interest, subject to applicable regulatory approvals. Assuming the successful completion of the reorganization, it is expected that JD Finance will be deconsolidated from JD,com’s consolidated financial statements.

To ensure long-term close strategic partnership between JD.com and JD Finance, Mr. Richard Liu, JD.com’s chairman of the Board and Chief Executive Officer, intends to participate in the transaction by acquiring a minority equity stake of JD Finance at the same fair market price as third-party investors, who will be identified and determined in the process and are expected to acquire a higher percentage of the equity stake in JD Finance. It is currently contemplated that, at the closing of the transaction, Mr. Liu’s economic interest in JD Finance would be similar to his economic interest in JD.com to ensure alignment of interest, and Mr. Liu also intends to obtain the majority of voting rights in JD Finance through his equity stake and voting proxy and/or other arrangement with other investors and ESOP participants.

The independent audit committee of the Board intends to work with third-party professional advisors to evaluate the detailed plans in connection with the proposed reorganization of JD Finance. Any such plans will be subject to the audit committee’s review and approval and ultimately the Board’s further consideration and approval. There can be no assurance that any transaction will occur as a result of this exploration process or, if undertaken, the terms or timing thereof.

Share Repurchase Program

In September 2015, JD.com’s Board of Directors authorized a share repurchase program under which the company may repurchase up to US$1.0 billion worth of its ADSs over the following 24 months. As of September 30, 2016, the company had repurchased approximately 26.0 million ADSs for approximately US$659 million. As previously disclosed, in order to lower the average cost of acquiring shares in the ongoing share repurchase program, the company entered into structured repurchase agreements involving the use of capped call options for the purchase of shares. The company paid a fixed sum of cash upon execution of the agreements. Upon expiration of the agreements, if the closing market price of the company’s common stock is at or above the pre-determined price (the “Strike Price”), the company will have its initial investment returned with a premium in either cash or shares at the company’s election. If the closing market price is below the Strike Price, the company will receive the number of shares specified in the agreements. As of September 30, 2016, the company had US$100 million prepaid amount outstanding for the capped call options, which will be settled in the fourth quarter of 2016.

Fourth Quarter 2016 Guidance

Net revenues for the fourth quarter of 2016 are expected to be between RMB75.0 billion and RMB77.5 billion, representing a growth rate between 37% and 42% compared with the fourth quarter of 2015. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Conference Call

JD.com’s management will hold a conference call at 7:30 am Eastern Time on November 15, 2016 (8:30 pm Beijing/ Hong Kong Time on November 15, 2016) to discuss the third quarter 2016 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-845-675-0437 or +1-866-519-4004

Hong Kong	+852-3018-6771 or 800-906-601

Mainland China	400-6208-038 or 800-8190-121

International	+65-6713-5090

Passcode:	8075594

A replay of the conference call may be accessed by phone at the following numbers until November 23, 2016:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697

International	+61-2-8199-0299

Passcode:	8075594

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com, Inc.

JD.com, Inc. is China’s leading online direct sales company and the country’s largest Internet company by revenue. The company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The company believes it has the largest fulfillment infrastructure of any e-commerce company in China. As of September 30, 2016, JD.com operated 7 fulfillment centers and 254 warehouses, and in total of 6,780 delivery stations and pickup stations in 2,646 counties and districts across China, staffed by its own employees. JD.com is a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP gross profit, non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average number of shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as the difference of net revenues and cost of revenue excluding revenue from business cooperation arrangements with equity investees. The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) as net income/(loss) excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees, gain on disposals of investments and business, income from non-compete agreement, reconciling items on the share of equity method investments, impairment of goodwill, intangible assets and investments.  The Company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees, gain on disposals of investments and business, income from non-compete agreement, reconciling items on the share of equity method investments, net income attributable to mezzanine classified non-controlling interest shareholders, impairment of goodwill, intangible assets and investments. The company defines free cash flow as operating cash flow adding back JD Finance net originations/(repayments) included in operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP gross profit, non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Finance net originations/(repayments) included in operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company also believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

Josh Gartner

VP, International Corporate Affairs

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	17,863,868	24,834,595	3,724,165
Restricted cash	2,114,913	3,829,218	574,225
Short-term investments	2,780,482	6,737,059	1,010,281
Investment securities	—	108,000	16,196
Accounts receivable, net(1)(2) (including JD Baitiao of RMB6.7 billion and RMB12.2 billion as of December 31, 2015 and September 30, 2016, respectively)	8,193,665	14,763,482	2,213,913
Advance to suppliers(1)	927,177	1,718,411	257,691
Inventories, net	20,539,543	22,602,658	3,389,467
Loan receivables(1) (2)	3,698,488	9,791,386	1,468,304
Other investments(3)	—	5,485,034	822,529
Prepayments and other current assets	1,486,441	1,948,847	292,250
Amount due from related parties	863,516	1,403,029	210,396
Total current assets	58,468,093	93,221,719	13,979,417
Non-current assets
Property, equipment and software, net	6,233,106	7,075,552	1,061,041
Construction in progress	1,266,992	1,732,341	259,780
Intangible assets, net	5,263,983	8,912,322	1,336,481
Land use rights, net	1,928,192	2,194,913	329,146
Goodwill	29,050	6,541,668	980,980
Investment in equity investees	8,864,249	15,925,428	2,388,157
Investment securities	1,005,831	1,575,255	236,223
Other investments(3)	—	4,907,817	735,970
Other non-current assets(1)	2,106,673	2,122,962	318,357
Total non-current assets	26,698,076	50,988,258	7,646,135
Total assets	85,166,169	144,209,977	21,625,552

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowing	3,040,209	5,916,778	887,273
Nonrecourse securitization debt	579,843	7,793,675	1,168,730
Accounts payable(1) (net of supplier financing of RMB4.7 billion and RMB6.2 billion as of December 31, 2015 and September 30, 2016, respectively)	29,819,341	41,475,284	6,219,582
Advances from customers	7,173,885	9,981,379	1,496,795
Deferred revenues	1,028,350	1,279,136	191,818
Taxes payable	103,211	355,041	53,242
Amount due to related parties	104,726	132,447	19,862
Accrued expenses and other current liabilities(3)	7,178,065	20,848,167	3,126,365
Deferred tax liabilities	1,228	914,378	137,119
Total current liabilities	49,028,858	88,696,285	13,300,786
Non-current liabilities
Deferred revenues	2,705,164	2,518,551	377,679
Nonrecourse securitization debt	2,753,699	3,662,925	549,288
Unsecured senior notes	—	6,572,524	985,608
Other non-current liabilities	—	444,089	66,595
Total non-current liabilities	5,458,863	13,198,089	1,979,170
Total liabilities	54,487,721	101,894,374	15,279,956

Redeemable non-controlling interests	—	6,920,472	1,037,785

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.00002 par value, 100,000,000 shares authorized, 2,938,709 shares issued and 2,841,009 shares outstanding as of September 30, 2016)	358	377	57
Additional paid-in capital	48,393,126	58,663,556	8,797,114
Statutory reserves	55,560	55,560	8,332
Treasury stock	(3)	(4,367,347)	(654,922)
Accumulated deficit	(18,690,910)	(20,466,393)	(3,069,115)
Accumulated other comprehensive income	782,484	1,378,390	206,702
Total JD.com Inc. shareholders’ equity	30,540,615	35,264,143	5,288,168
Non-controlling interests	137,833	130,988	19,643
Total shareholders’ equity	30,678,448	35,395,131	5,307,811
Total liabilities, redeemable non-controlling interests and shareholders’ equity	85,166,169	144,209,977	21,625,552

(1) As of September 30, 2016 and December 31, 2015, the balances of consumer financing, supply chain financing and business financing that affected the balances of accounts receivable, advance to suppliers, loan receivables, other non-current assets and accounts payable were as follows:

The balances of consumer financing and business financing of RMB11.9 billion (US$1.8 billion), RMB0.3 billion (US$0.1 billion) as of September 30, 2016 and RMB6.4 billion, RMB0.3 billion as of December 31, 2015, respectively were included in the accounts receivable.

The balances of supply chain financing of RMB1.1 billion (US$0.2 billion) as of September 30, 2016, and RMB0.2 billion as of December 31, 2015, respectively were included in advance to suppliers.

The balances of consumer financing and supply chain financing provided in the marketplace business of RMB7.0 billion (US$1.0 billion), RMB2.8 billion (US$0.4 billion) as of September 30, 2016 and RMB2.6 billion, RMB1.1 billion as of December 31, 2015, respectively were included in loan receivables.

The balances of consumer financing of RMB0.8 billion (US$0.1 billion) as of September 30, 2016 and RMB1.0 billion as of December 31, 2015, respectively were included in other non-current assets.

The balances of supply chain financing of RMB6.2 billion (US$0.9 billion) as of September 30, 2016 and RMB4.7 billion as of December 31, 2015, respectively were net off in the accounts payable.

(2) As JD Finance business has changed from supporting the overall JD platform to an independently operated and self-funded business, accounts receivables from consumers in marketplace resulted from JD Baitiao provided by JD finance are mainly for investment purpose and are reclassified to loan receivables. Accounts receivable balance of RMB1.3 billion as of December 31, 2015 has been reclassified to conform to the current period financial statement presentation.

(3) Other investments represent the investments purchased by JD Finance to support its offering of financial products to individual investors. The balances of accrued expenses and other current liabilities include payable to the individual investors who purchased financial products from the Company of nil and RMB10.3 billion (US$1.6 billion) as of December 31, 2015 and September 30, 2016, respectively.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

and Non-GAAP Net Income Per ADS

(In thousands, except per share data)

	For the three months ended
	September 30, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	US$
Net revenues
Online direct sales	40,641,371	55,172,944	8,273,666
Services and others	3,468,779	5,552,837	832,697
Total net revenues	44,110,150	60,725,781	9,106,363

Operating expenses(4)(5)
Cost of revenues	(38,015,664)	(51,077,961)	(7,659,588)
Fulfillment	(3,459,117)	(5,122,940)	(768,230)
Marketing	(1,662,719)	(2,192,641)	(328,806)
Technology and content	(884,742)	(1,462,600)	(219,330)
General and administrative	(755,146)	(1,285,817)	(192,820)
Total operating expenses	(44,777,388)	(61,141,959)	(9,168,774)
Loss from operations	(667,238)	(416,178)	(62,411)
Other income/(expenses)
Share of results of equity investees	(68,526)	(469,603)	(70,421)
Interest income	70,055	139,417	20,907
Interest expense	(17,480)	(71,731)	(10,757)
Others, net	148,290	12,812	1,921
Loss before tax	(534,899)	(805,283)	(120,761)
Income tax benefits/(expenses)	17	(2,658)	(399)
Net loss	(534,882)	(807,941)	(121,160)
Net loss attributable to non-controlling interests shareholders	(4,080)	(20,161)	(3,023)
Net income attributable to mezzanine classified non-controlling interests shareholders	—	133,810	20,066
Net loss attributable to ordinary shareholders	(530,802)	(921,590)	(138,203)

Non-GAAP net income	22,956	268,996	40,336

Non-GAAP net income attributable to ordinary shareholders	27,036	289,157	43,359

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

and Non-GAAP Net Income Per ADS

(In thousands, except per share data)

	For the three months ended
	September30, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	US$
Net loss per share:
Basic	(0.19)	(0.32)	(0.05)
Diluted	(0.19)	(0.32)	(0.05)
Net loss per ADS:
Basic	(0.39)	(0.64)	(0.10)
Diluted	(0.39)	(0.64)	(0.10)
Non-GAAP net income per ADS(6):
Basic	0.02	0.20	0.03
Diluted	0.02	0.20	0.03
Weighted average number of shares:
Basic	2,735,737	2,879,201	2,879,201
Diluted	2,735,737	2,879,201	2,879,201
Diluted (non-GAAP)	2,774,696	2,914,658	2,914,658

(4) Includes share-based compensation expenses as follows:

Fulfillment	(47,665)	(103,731)	(15,555)
Marketing	(11,183)	(24,991)	(3,748)
Technology and content	(55,220)	(144,849)	(21,721)
General and administrative	(194,180)	(328,433)	(49,251)

(5) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:

Fulfillment	(5,405)	(44,996)	(6,748)
Marketing	(309,156)	(307,759)	(46,151)
Technology and content	(5,987)	(20,923)	(3,138)
General and administrative	(45,445)	(77,314)	(11,594)

(6) Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In thousands)

	For the three months ended
	September 30, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	US$

Net cash provided by/(used in) operating activities	(1,402,110)	6,590,470	988,299
Net cash provided by/(used in) investing activities	2,862,540	(21,025,692)	(3,152,987)
Net cash provided by financing activities	2,158,301	2,859,851	428,860
Effect of exchange rate changes on cash and cash equivalents	166,067	28,329	4,248
Net increase/(decrease) in cash and cash equivalents	3,784,798	(11,547,042)	(1,731,580)
Cash and cash equivalents at beginning of period	17,536,783	36,381,637	5,455,745
Cash and cash equivalents at end of period	21,321,581	24,834,595	3,724,165

Net cash provided by/(used in) operating activities	(1,402,110)	6,590,470	988,299
Add: JD Finance net originations/(repayments) included in operating cash flow	2,491,995	(176,988)	(26,541)
Less: Capital expenditures	(1,341,474)	(994,742)	(149,170)
Free cash flow in/(out)	(251,589)	5,418,740	812,588

As JD Finance business has changed from supporting the overall JD platform to an independently operated and self-funded business, loans to consumers and merchants in marketplace business and third parties are made mainly for investment purpose. Accordingly cash flows resulted from loan receivables are reclassified from operating activities in cash flows to investing activities in cash flows. Cash flows resulted from loan receivables of RMB1.2 billion and RMB3.5 billion for the three months ended September 30, 2015 and the year ended December 31, 2015 have been reclassified from operating activities to investing activities in cash flow statements. Free cash flow remains the same for all the presented and prior periods.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016	Q2 2016	Q3 2016

Free cash flow - trailing twelve months (“TTM”) (in RMB billions)	2.1	6.6	5.6	7.1	7.7	11.0	16.7
Inventory turnover(7) — TTM	35.3	36.4	36.4	36.9	37.3	38.5	37.7
Accounts payable turnover(8) — TTM	41.9	43.6	44.5	44.6	46.3	49.8	52.1
Accounts receivable turnover(9) — TTM	3.1	3.2	3.2	3.2	3.1	3.1	3.3
GMV(10) (11) excluding virtual items (in RMB billions)	78.7	103.3	105.5	137.0	125.5	157.1	155.6
Orders fulfilled(10) (12) excluding virtual items (in millions)	175.6	240.0	258.1	353.1	313.0	373.4	401.2
Annual active customer accounts(10) (13) (in millions)	97.8	114.0	126.9	155.0	169.1	188.1	198.7

(7) Inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days.

(8) Accounts payable turnover days are the quotient of average accounts payable over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts payable turnover days for the online direct sales business excluding the impact from supplier financing.

(9) Accounts receivable turnover days are the quotient of average accounts receivable over five quarter ends to total net revenues of the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from consumer financing.

(10) Selected operating data for all presented periods excludes the impact of Paipai.com.

(11) GMV is defined as the total value of all orders for products and services placed in the company’s online direct sales business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on the company’s website and mobile applications as well as orders placed on third-party mobile applications that are fulfilled by the company or third-party merchants who are enabled by the company’s marketplaces. The company’s calculation of GMV includes shipping charges paid by buyers to sellers and excludes any transactions in the company’s B2C business with order value exceeding RMB2,000 that are not ultimately sold or delivered. If the company’s calculation of GMV includes total value of all orders for products and services placed in the company’s online direct sales business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned and shipping charges paid by buyers to sellers, and excludes products or services with list prices above RMB100,000 as well as transactions conducted by buyers who make purchases exceeding RMB1,000,000 in the aggregate in a single day (similar to the practice of the company’s major industry peer), the company’s GMV for the third quarter of 2016 would have been RMB228.6 billion.

(12) Orders fulfilled are defined as the total number of orders delivered, including the orders for products and services sold in the company’s online direct sales business and on the company’s online marketplaces, net of orders returned.

(13) Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces.

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	September 30, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	US$

Net revenues	44,110,150	60,725,781	9,106,363
Less: Cost of revenues	(38,015,664)	(51,077,961)	(7,659,588)
Gross profit	6,094,486	9,647,820	1,446,775
Less: Revenue from business cooperation arrangements with equity investees	(186,577)	(235,791)	(35,359)
Non-GAAP gross profit	5,907,909	9,412,029	1,411,416

Loss from operations	(667,238)	(416,178)	(62,411)
Reversal of: Revenue from business cooperation arrangements with equity investees	(186,577)	(235,791)	(35,359)
Add: Share-based compensation	308,248	602,004	90,275
Add: Amortization of intangible assets resulting from assets and business acquisitions	365,993	450,992	67,631
Non-GAAP income/(loss) from operations	(179,574)	401,027	60,136
Add: Depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions	281,981	531,316	79,675
Non-GAAP EBITDA	102,407	932,343	139,811

Total net revenues	44,110,150	60,725,781	9,106,363

Non-GAAP operating margin	-0.4%	0.7%	0.7%

Non-GAAP EBITDA margin	0.2%	1.5%	1.5%

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	September 30, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	US$

Net loss	(534,882)	(807,941)	(121,160)
Add: Share-based compensation	308,248	602,004	90,275
Add: Amortization of intangible assets resulting from assets and business acquisitions	365,993	450,992	67,631
Add: Reconciling items on the share of equity method investments(14)	70,174	157,048	23,551
Add: Impairment of goodwill, intangible assets and investments	—	122,530	18,374
Reversal of: Revenue from business cooperation arrangements with equity investees	(186,577)	(235,791)	(35,359)
Reversal of: Income from non-compete agreement	—	(19,846)	(2,976)
Non-GAAP net income	22,956	268,996	40,336

Total net revenues	44,110,150	60,725,781	9,106,363

Non-GAAP net margin	0.1%	0.4%	0.4%

Net loss attributable to ordinary shareholders	(530,802)	(921,590)	(138,203)
Add: Non-GAAP adjustments to net loss(15)	557,838	1,076,937	161,496
Add: Net income attributable to mezzanine classified non-controlling interests shareholders	—	133,810	20,066
Non-GAAP net income attributable to ordinary shareholders	27,036	289,157	43,359

(14) For the third quarter of 2016, the reconciling items on the share of equity method investments included the impact of share-based compensation of RMB12.5 million, amortization of intangible assets resulting from assets and business acquisitions of RMB72.7 million, share of amortization of equity investments’ intangibles not on their books of RMB29.8 million, and net income attributable to mezzanine equity holder of RMB42.0 million. Earning from equity method investments in publicly listed companies and certain privately held companies is recorded one quarter in arrears.

(15) See the table above about the reconciliation of net loss to non-GAAP net income for more information of these non-GAAP adjustments.